LIST OF EXHIBITS

Part II	Offering Circular
EX-2.1	Articles of Incorporation
EX-2.2	Bylaws
EX-2.3	Minutes of Special Meeting of Board of Directors
EX-6.1	Terms and Conditions of Employment - Robert S. Crowley, Vice President
EX-6.2	Terms and Conditions of Employment - Tom Bontempo, President